Amended and Restated Appendix A
to
INVESTMENT ADVISORY AGREEMENT
BETWEEN
 INVESTMENT MANAGERS SERIES TRUST II
AND
KAIZEN ADVISORY, LLC

Fund	Advisor Fee	Effective Date

Kaizen Hedged Premium Spreads Fund	1.45%	7/31/2015
Altrius Enhanced Income Fund	1.10%	__/__/__
MarketGrader 100 Enhanced Index Fund	1.10%	__/__/__

Agreed and accepted this ______day of _______________, 2015

INVESTMENT MANAGERS SERIES TRUST II	KAIZEN ADVISORY, LLC

By:	By:

Print Name:	Print Name:

Title:	Title: